Predictmedix and Partners Launch Safe Entry Station as a

Comprehensive Fit for Duty Screening Solution at Electra Mining

Africa and National Safety Council's (NSC) Congress & Expo

TORONTO, ON / ACCESSWIRE / August 8, 2022 / Predictmedix Inc. (CSE:PMED)(OTCQB:PMEDF) ("Predictmedix" or the "Company"), an emerging provider of rapid health screening solutions powered by a proprietary artificial intelligence (AI), today announced that its Safe Entry Station will be used as a comprehensive Fit for Duty screening solution for workplaces and industries around the world, detecting impairment from alcohol and cannabis, extreme fatigue, and infectious diseases like Covid-19. Additionally, SBL Testing Technologies, the Company's partner and reseller, will be debuting Fit for Duty screening solutions at Electra Mining Africa on September 5th-9th and the NSC's Congress & Expo on September 19th - 21st.

Unfit workers are a liability to every business. Unfit workers can be classified as being impaired from alcohol or cannabis, extreme fatigue, and infectious diseases. There is a high cost associated to the performance of unfit workers, albeit low productivity or expensive incidents. Companies who do not manage fit for duty risk can also be liable at all levels of the organization under certain Occupational, Health & Safety legislation.

"The ability to non-invasively screen for alcohol, cannabis, and infectious disease symptoms in under 10 seconds is a true game changer," said Rich Robillard, Managing Director at SBL. "Employers globally, are legally responsible to ensure all workers are fit for duty. A worker's fitness for duty can be impacted by alcohol, drugs, fatigue, and infectious diseases. Managing fit for duty risk is difficult and burdensome. Safe Entry's Fit for Duty screens for multiple risk factors-non-invasively and quickly.

This will dramatically reduce the burden on integrating and administrating fit for duty programs. We've partnered with leading safety & risk companies as well as traditional safety & medical distributors globally to deliver Safe Entry's Fit for Duty to the market. The key is comprehensive support, ensuring our partners, distributors, and end-users all have the support to successfully integrate this leading technology in their programs," Robillard concluded.

Sparta Group is a Canadian partner and reseller of SBL who has already integrated Safe Entry into their own recycling operations. "We see Safe Entry as an integral element of our safety practices, but also a value-add solution for our partners and clients," said John O'Bireck, President of Sparta Group.

SBL's African partner, Probe Integrated Mining Technologies ("Probe IMT"), will be debuting Safe Entry's Fit for Duty at Electra Mining Africa on September 5th - 9th. Electra Mining is Southern Africa's largest trade show across the mining, electrical, automation, manufacturing, power, and transport industries. Probe IMT, established in 1963, has developed into a leading diversified group powering the alternative energy, mining, automotive and industrial sectors in Southern Africa.

SBL will also be attending the National Safety Council's Congress & Expo in San Diego on September 19th - 21st. The NSC's Congress & Expo is arguably the largest safety/risk trade show and exposition in the world, attracting professionals from all industries for leading technology, education, networking, and safety products & services.

"Our partners and resellers are doing an excellent job marketing and promoting our Fit for Duty Screening Solutions to industries globally. The amount of interest we've received is breathtaking and we are excited to showcase our solutions at the upcoming events," commented Dr. Rahul Kushwah, Interm Chief Executive Officer at Predictmedix.

"Debuting Safe Entry's Fit for Duty at NSC will be a crucial moment for us, as every safety and risk professional at NSC understands fit for duty risk and will immediately recognize the application of our solutions. The attendees will be decision makers and we and our partners believe it will open a lot of doors for us," concluded Kushwah.

About Predictmedix Inc.

Predictmedix (CSE: PMED) (OTCQB: PMEDF) is an emerging provider of rapid health screening and remote patient care solutions globally. The Company's Safe Entry Stations - powered by a proprietary artificial intelligence (AI) - use multispectral cameras to analyze physiological data patterns and predict a variety of health issues including infectious diseases such as COVID-19, impairment by drugs or alcohol, or various mental illnesses. Predictmedix's proprietary remote patient care platform empowers medical professionals with a suite of AI-powered tools to improve patient health outcomes. To learn more, please visit our website at www.Predictmedix.com or follow us on Twitter, Instagram or LinkedIn.

Investor Relations Contact

Corey Matthews

Investors@predictmedix.com

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This news release may contain forward-looking statements and information based on current expectations. These statements should not be read as guarantees of future performance or results of the Company. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that such assumptions will prove to be correct. We assume no responsibility to update or revise them to reflect new events or circumstances. The Company's securities have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons", as such term is defined in Regulations under the U.S. Securities Act, absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful. Additionally, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein, such as, but not limited to dependence on obtaining regulatory approvals; the ability to obtain intellectual property rights related to its technology; limited operating history; general business, economic, competitive, political, regulatory and social uncertainties, and in particular, uncertainties related to COVID-19; risks related to factors beyond the control of the Company, including risks related to COVID-19; risks related to the Company's shares, including price volatility due to events that may or may not be within such party's control; reliance on management; and the emergency of additional competitors in the industry.

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